

**NEWS RELEASE**

**FOR IMMEDIATE RELEASE**

**May 6, 2010**

# CAPITOL FEDERAL FINANCIAL
# ADOPTS PLAN TO REORGANIZE AND CONDUCT
# "SECOND-STEP" STOCK OFFERING

Topeka, KS – Capitol Federal Financial (NASDAQ: CFFN), the mid-tier holding company for Capitol Federal Savings Bank, today announced that it has adopted a plan to reorganize from a two-tier mutual holding company to a full stock holding company and undertake a "second-step" offering of additional shares of common stock.

In adopting the plan, John B. Dicus, President and Chief Executive Officer of Capitol Federal Financial, noted "the Board of Directors of the Bank and its holding companies have continually monitored the progress of the proposed banking reform legislation and the potential impact on Capitol Federal Financial. After much deliberation, we have concluded that a conversion to full stock company is the best way for us to protect our public stockholders' value and is in the best interest of Capitol Federal Financial, its stockholders and members."

Capitol Federal Savings Bank MHC, a mutual holding company formed in 1999, holds approximately 70% of the shares of Capitol Federal Financial, which in turn owns all of the stock of Capitol Federal Savings Bank. The remaining 30% of Capitol Federal Financial's shares currently are held by public stockholders.

As part of the reorganization, Capitol Federal Savings Bank will become a wholly owned subsidiary of a newly formed stock corporation, Capitol Federal Financial, Inc. The currently outstanding shares of the common stock of the mid-tier holding company, including shares held by the general public, employee stock benefit plans and Capitol Federal Foundation, but excluding shares held by Capitol Federal Savings Bank MHC, will be converted into shares of common stock in Capitol Federal Financial, Inc. using an exchange ratio designed to preserve current percentage ownership interests. Shares owned by Capitol Federal Savings Bank MHC will be retired, and new shares representing that ownership interest will be offered and sold to the Bank's eligible depositors and borrowers, the Bank's tax-qualified employee benefit plans and members of the general public as set forth in the Plan of Conversion and Reorganization. The highest priority will be depositors with qualifying deposits as of March 31, 2009. The number of shares of common stock to be offered and the exchange ratio for shares of Capitol Federal Financial will be based upon an independent appraisal, assuming shares are issued at $10.00 per share. In connection with the conversion and subject to the approval of regulators, stockholders and members, Capitol Federal Financial intends to contribute $40 million to the Capitol Federal Foundation.

The reorganization will not affect the existing terms and conditions of deposit accounts and loans with Capitol Federal Savings Bank. Deposit accounts will continue to be insured by the Federal Deposit Insurance Corporation, and the Bank's normal business operations will continue without interruption during the conversion and offering process. Capitol Federal Financial, Inc. intends to retain the Company's NASDAQ symbol, CFFN, and will continue to be headquartered in Topeka, Kansas.

Following the conversion, Capitol Federal will continue to pursue its existing business strategies, focusing on providing quality service to its customers and building long-term value for its stockholders.

The conversion and reorganization will be subject to approval of the Bank's depositors and certain borrowers, the Company's stockholders (including the approval of a majority of the shares held by persons other than the MHC), and the Office of Thrift Supervision.  Subject to such approvals, the conversion and offering are expected to be completed in the third quarter of 2010.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies and other governmental initiatives affecting the financial services industry, fluctuations in interest rates, demand for loans in the Company's market area, the future earnings and capital levels of Capitol Federal Savings Bank, which would affect the ability of the Capitol Federal Financial to pay dividends in accordance with its dividend policies, competition, and other risks detailed from time to time in Capitol Federal Financial's SEC reports.  Actual strategies and results in future periods may differ materially from those currently expected.  These forward-looking statements represent Capitol Federal Financial's judgment as of the date of this release.  Capitol Federal Financial disclaims, however, any intent or obligation to update these forward-looking statements.

This news release is not an offer to sell or the solicitation of an offer to buy common stock, which is made only pursuant to a prospectus, nor shall there be any sale of common stock in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the securities laws of any such state.

For further information contact:

| | |
|---|---|
| John Dicus | Kent Townsend |
| President and | Executive Vice President and Chief |
| Chief Executive Officer | Financial Officer |
| 700 S Kansas Ave. | 700 S Kansas Ave. |
| Topeka, KS   66603 | Topeka, KS   66603 |
| (785) 231-6370 | (785) 231-6360 |
| jdicus@capfed.com | ktownsend@capfed.com |

Jim Wempe
Vice President,
 Investor Relations
700 S Kansas Ave.
Topeka, KS   66603
(785) 270-6055
jwempe@capfed.com